

Mail Stop 3720

October 6, 2015

Robert J. Pera
Chief Executive Officer
Ubiquiti Networks, Inc.
2580 Orchard Parkway
San Jose, CA 95131

> **Re: Ubiquiti Networks, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed August 21, 2015**
> **File No. 001-35300**

Dear Mr. Pera:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 33

Results of Operations, page 38

1. We note there were various references in your fourth quarter earnings call on August 6, 2015 to specific products found in your product categories, describing increases in revenue for some of these products and decreases in revenue for others. Please consider disclosures that improve transparency for investors about the specific products and services that had the most significant impact on your results for the periods presented.

- For example, you should separately discuss and quantify, as applicable, the volume and price changes for your service provider (broadband) products such as airMAX, EdgeMAX and airFiber platforms, as well as embedded radio products and other 802.11 standard products; and your enterprise technology products such as UniFi and mFi platforms, including UAP products, Unifi Video products, Unifi VOIP phones and Unifi switches.
- Please also provide a detailed discussion of cost of goods sold in order to help explain the change in gross profit. For example, you should quantify and explain what and why changes in product mix increased your cost of goods sold.
- Provide insight into the underlying business drivers or conditions that contributed to these changes. For example, you should describe material conditions in your Asian, European, South American and U.S. markets and how they effected changes in revenues and cost of goods sold.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Note 14 – Business Email Compromise Fraud Loss, page 80

2. Please explain to us, in detail, the facts and circumstances concerning the fraudulent transfer of funds aggregating $46.7 million and why it is not necessary for you to correct previously filed financial statements. In this regard, identify the period over which the transfers occurred and quantify the amounts transferred by quarter. Also, explain to us the status of your investigation into this matter.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications